COURTSIDE GROUP, INC.

335 N. Maple Drive, Suite 127

Beverly Hills, CA 90210

May 11, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn: Kyle Wiley, Staff Attorney

Re:	Courtside Group, Inc.
Registration Statement on Form S-1
File No. 333-269028

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-269028) (as amended, the “Registration Statement”) of Courtside Group, Inc. We respectfully request that the Registration Statement become effective as of 12:00 p.m. Eastern Time on Monday, May 15, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Foley Shechter Ablovatskiy LLP, may request by telephone.

Once the Registration Statement has been declared effective, we respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466 or Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Thank you for your assistance in this matter.

Sincerely,

COURTSIDE GROUP, INC.

By:	/s/ Robert S. Ellin
Name:	Robert S. Ellin
Title:	Executive Chairman

Cc:	Kit Gray, President Aaron Sullivan, Interim CFO Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)